Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three and six months ended June 30, 2012 and 2011:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
In thousands, except share and per share amounts	2012	2011	2012	2011
Net income (loss)	$14,899	$9,504	$22,803	$1,611

Basic weighted average shares	14,006,361	15,372,670	13,992,901	15,554,670
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	202,398	353,180	253,046	389,134

Diluted weighted average shares	14,208,759	15,725,850	14,245,947	15,943,804

Net income (loss) per common share:
Basic	$1.06	$0.62	$1.63	$0.10

Diluted	$1.05	$0.60	$1.60	$0.10